Bionomics Limited

20 November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


08006110

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Errol De Souza
Date of last notice	28 February 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 November 2008
No. of securities held prior to change	Nil
Class	A) Ordinary Shares B) Unlisted ESOP Options
Number acquired	A) 39,763 Listed Ordinary Shares B) 500,000 Unlisted ESOP Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A) 34.37 cents per share B) Nil

+ See chapter 19 for defined terms.

No. of securities held after change	A) 39,763 Listed Ordinary Shares B) 500,000 Unlisted ESOP Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A) Issue of shares in lieu of 1/3 Directors fees and options as approved by shareholders at the AGM dated 5 November 2008 B) Issue of ESOP Options as approved by shareholders at the AGM dated 5 November 2008

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Bionomics Limited

20 November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Deborah Rathjen
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 November 2007
No. of securities held prior to change	**Direct** A) 864,215 Listed Ordinary Shares B) 3,242,300 Unlisted ESOP Options
Class	As Above
Number acquired	A) 132,674 Listed Ordinary Shares B) 1,095,000 Unlisted ESOP
Number disposed	A) Nil B) 440,000 Unlisted ESOP options due to expiry
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A) 34.37 cents per share B) Nil

+ See chapter 19 for defined terms.

No. of securities held after change	**Direct** A) 996,889 Listed Ordinary Shares B) 3,897,300 Unlisted ESOP Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A) Issue of shares to Managing Director in lieu of part salary as approved by shareholders at the company's annual general meeting on 5 November 2008. B) Issue of bonus ESOP options as approved by shareholders at the company's annual general meeting on 5 November 2008.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Bionomics
Limited

20 November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Tappenden
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 November 2008
No. of securities held prior to change	A) 148,592 Listed Ordinary Shares B) 500,000 unlisted ESOP options
Class	A) Ordinary Shares
Number acquired	A) 39,763 Listed Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A) 34.37 cents per share

+ See chapter 19 for defined terms.

No. of securities held after change	188,355 Listed Ordinary Shares 500,000 unlisted ESOP Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares in lieu of 1/3 Directors fees and options as approved by shareholders at the AGM dated 5 November 2008

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Bionomics
Limited

20 November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A) LISTED ORDINARY SHARES B) UNLISTED ESOP OPTIONS C) UNLISTED ESOP OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A) TWO HUNDRED AND NINETY ONE THOUSAND SEVEN HUNDRED AND TWENTY SEVEN (291,727) B) FIVE HUNDRED THOUSAND (500,000) C) ONE MILLION AND NINETY FIVE THOUSAND (1,095,000)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A) FULLY PAID B) 500,000 at $0.30 expiry November 2014 Unlisted ESOP options C) 1,095,000 at $0.3716 expiry 7 August 2016 Unlisted ESOP options
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	A) $0.3437 B) NIL C) NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A) ISSUE OF SHARES TO DIRECTORS IN LIEU OF ONE THIRD OF THEIR DIRECTORS' FEES OR PART SALARY AS APPROVED BY SHAREHOLDERS AT THE COMPANY'S ANNUAL GENERAL MEETING ON 5 NOVEMBER 2008. B) UNLISTED OPTIONS ISSUED UNDER ESOP AS APPROVED BY SHAREHOLDERS AT THE COMPANY'S ANNUAL GENERAL MEETING ON 5 NOVEMBER 2008. C) UNLISTED OPTIONS ISSUED UNDER ESOP AS APPROVED BY SHAREHOLDERS AT THE COMPANY'S ANNUAL GENERAL MEETING ON 5 NOVEMBER 2008.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 NOVEMBER 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
235,599,591	ORDINARY FULLY PAID (BNO)
31,535,063	BNOOB OPTIONS

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
14,575,718	UNLISTED OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

+ See chapter 19 for defined terms.

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 19 November 2008
Company Secretary

Print name: STEPHEN BIRRELL== == == == ==

Bionomics Limited

20th November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC Mail
Mail Processing
Section
DEC 01 2008
Washington, DC
103

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Jonson
Date of last notice	3 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Superannuation Fund
Date of change	19 November 2008
No. of securities held prior to change	**Indirect** 1,000,000 Unlisted ESOP Options 637,012 Ordinary Shares
Class	As Above
Number acquired	79,527 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	34.37 cents per share
No. of securities held after change	**Indirect** 1,000,000 Unlisted ESOP Options 716,539 Ordinary Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares to non-executive director in lieu of one third of directors' fees as approved by shareholders at the company's annual general meeting on 5 November 2008

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


END

+ See chapter 19 for defined terms.